AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated


    Payment Date: 15 August 2000.
    Calculation Date: 9 August, 2000.
(i) ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Balance on
                                                                Prior Balance       Deposits      Withdrawals     Calculation Date
----------------------------------------------------------------------------------------------------------------------------------
                                                                  11-Jul-00                                          9-Aug-00


      Aircraft Purchase Account (note ii)                                   0.00   596,128,205.13  (235,341,182.00    360,787,023.13
      Expense Account (note iii)                                       30,283.48    10,777,876.64    (4,277,352.42)     6,530,807.70
      Collection Account (note iv)                                 67,147,396.32    41,192,548.41   (12,071,595.52)    96,268,349.21
------------------------------------------------------------------------------------------------------------------------------------
       -  Liquidity Reserve                                        40,000,000.00                                       65,000,000.00
       -  Security Deposit                                         15,075,800.00                                       16,108,000.00
       -  Other Collections                                        12,071,596.32                                       15,160,349.21
------------------------------------------------------------------------------------------------------------------------------------
      Total                                                        67,177,679.80   648,098,630.18   218,992,234.06    102,799,156.91
------------------------------------------------------------------------------------------------------------------------------------

(ii)  ANALYSIS OF AIRCRAFT PURCHASE ACCOUNT ACTIVITY
      Balance on Previous Calculation Date (11 July, 2000)                  0.00
      Proceeds from Bond Issuance                                 595,000,000.00
      Interest Earned during period                                 1,128,205.13
      Purchase of Aircraft                                       (235,341,182.00)
      Economic Swap Payments                                                0.00
                                                                  --------------
      Balance on relevant Calculation Date (9 August, 2000)       360,787,023.13
--------------------------------------------------------------------------------

(iii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
      Balance on Previous Calculation Date (11 July, 2000)             30,283.48
      Transfer from Collection Account                              5,192,223.52
      Additional amount to cover refinancing expenses               5,570,000.00
      Interest Earned during period                                    15,653.12
      Payments during period between previous
       Calculation Date and the relevant Calculation Date:                     0
       - Payments on previous Payment Date                          (222,507.00)
       - Other payments                                           (4,054,845.42)
                                                                  --------------
      Balance on relevant Calculation Date (9 August, 2000)         6,530,807.70
--------------------------------------------------------------------------------

(iv)  ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
      Balance on Previous Calculation Date (11 July, 2000)         67,147,396.32
      Collections during period                                    15,832,480.63
      Swap receipts                                                   360,067.78
      Transfer to Expense Account                                  (5,182,756.85)
      Increase in Liquidity Reserve Amount                         25,000,000.00
      Transfer from the Aircraft Purchase Account                           0.00
      Aggregate Note Payments                                      (6,879,372.00)
      Swap payments                                                    (9,466.67)
                                                                 ---------------
      Balance on relevant Calculation Date (9 August, 2000)        96,268,349.21
--------------------------------------------------------------------------------

                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated


(iv)  ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

                          ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS

                     Priority of Payments
                 (i) Required Expense Amount                       8,395,157.00
                (ii) a) Class A Interest                           5,688,142.11
                     b) Swap Payments                                      0.00
               (iii) First Collection Account Top-up              30,000,000.00
                (iv) Class A Minimum Principal                             0.00
                 (v) Class B Interest                                930,041.41
                (vi) Class B Minimum Principal                             0.00
               (vii) Class C Interest                              1,099,866.39
              (viii) Class C Minimum Principal                             0.00
                (ix) Class D Interest                                606,708.03
                 (x) Class D Minimum Principal                             0.00
                (xi) Second Collection Account Top-up             51,108,000.00
               (xii) Class A Scheduled Principal                           0.00
              (xiii) Class B Scheduled Principal                           0.00
               (xiv) Class C Scheduled Principal                      16,415.63
                (xv) Class D Scheduled Principal                           0.00
               (xvi) Modification Payments                                 0.00
              (xvii) Soft Bullet Note Step Up Interest                     0.00
             (xviii) Class A Supplemental Principal                3,981,137.82
               (xix) Class E Interest                                383,023.67
                (xx) Class B Supplemental Principal                        0.00
               (xxi) Class A Outstanding Principal                         0.00
              (xxii) Class B Outstanding Principal                         0.00
             (xxiii) Class C Outstanding Principal                         0.00
              (xxiv) Class D Outstanding Principal                         0.00
               (xxv) Subordinated Swap Payments                            0.00
              (xxvi) Subordinated Tax Related Disposition
                         Payment                                           0.00
             (xxvii) Class E Accrued Unpaid Interest                       0.00
            (xxviii) Class E Outstanding Principal                         0.00
                                                                ---------------
   Total Payments with respect to Payment Date                   102,208,492.06
         Less Collection Account Top-Ups ((iii)
               and (xi)above)                                    (81,108,000.00)
                                                                ---------------
                                                                  21,100,492.06
-------------------------------------------------------------------------------

                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated



(v) PAYMENT ON THE NOTES

----------------------------------------------------------------------------------------------------------
(a) FLOATING RATE NOTES                               A-1           A-2            A-3            A-4

    Applicable LIBOR                                  N/A        6.62625%         6.62625%        6.62625%
    Applicable Margin                              0.19000%      0.32000%         0.46000%        0.52000%
    Applicable Interest Rate                                     6.94625%         7.08625%        7.14625%
    Interest Amount Payable                           0.00   1,110,089.33    3,225,227.95    1,352,824.83
    Step Up Interest Amount                           0.00           0.00            0.00            0.00

    Opening Principal Balance               340,000,000.00 198,386,457.12  565,000,000.00  235,000,000.00
    Minimum Principal Payment Amount                  0.00           0.00            0.00            0.00
    Scheduled Principal Payment Amount                0.00           0.00            0.00            0.00
    Supplemental Principal Payment Amount             0.00           0.00            0.00    3,981,137.82
    Outstanding Principal Payment Amount              0.00           0.00            0.00            0.00
    Total Principal Distribution Amount               0.00           0.00            0.00    3,981,137.82
    Redemption Amount
     - amount allocable to principal        340,000,000.00           0.00            0.00            0.00
     - premium allocable to premium                   0.00           0.00            0.00            0.00
                                            --------------------------------------------------------------
    Outstanding Principal Balance
       (Aug 15, 2000)                                 0.00 198,386,457.12  565,000,000.00  231,018,862.18
----------------------------------------------------------------------------------------------------------

(v) PAYMENT ON THE NOTES
---------------------------------------------------------------------------------------------------------
(a) FLOATING RATE NOTES                              B-1           B-2              C-1             C-2

    Applicable LIBOR                               6.62625%       6.62625%        6.62625%        6.62625%
    Applicable Margin                              0.60000%       1.05000%        1.35000%        2.05000%
    Applicable Interest Rate                       7.22625%       7.67625%        7.97625%        8.67625%
    Interest Amount Payable                     435,349.74     494,691.67      540,730.28      559,136.11
    Step Up Interest Amount                           0.00           0.00            0.00            0.00

    Opening Principal Balance                74,787,636.35  80,000,000.00   84,156,262.00   80,000,000.00
    Minimum Principal Payment Amount                  0.00           0.00            0.00            0.00
    Scheduled Principal Payment Amount                0.00           0.00       14,968.71        1,446.92
    Supplemental Principal Payment Amount             0.00           0.00            0.00            0.00
    Outstanding Principal Payment Amount              0.00           0.00            0.00            0.00
    Total Principal Distribution Amount               0.00           0.00       14,968.71        1,446.92
    Redemption Amount
     - amount allocable to principal                  0.00           0.00            0.00            0.00
     - premium allocable to premium                   0.00           0.00            0.00            0.00
                                            -------------------------------------------------------------
    Outstanding Principal Balance
       (Aug 15, 2000)                        74,787,636.35  80,000,000.00   84,141,293.29   79,998,553.08
---------------------------------------------------------------------------------------------------------

(b) FIXED RATE NOTES                             D-1                D-2
    Applicable Interest Rate                     N/A               8.5000%
    Interest Amount Payable                                    606,708.03

    Opening Principal Balance                80,000,000.00  83,717,247.00
    Minimum Principal Payment Amount                  0.00           0.00
    Scheduled Principal Payment Amount                0.00           0.00
    Additional Notes Issued during Period             0.00   4,839,128.00
    Redemption Amount
     - amount allocable to principal         80,000,000.00           0.00
     - amount allocable to premium                    0.00           0.00
    Actual Pool Factor                                          1.0578032
                                            -----------------------------
    Outstanding Principal Balance
          (Aug 15, 2000)                              0.00  88,556,375.00
-------------------------------------------------------------------------

                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated



(vi) FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                              A-1          A-2         A-3         A-4        B-1        B-2        C-1        C-2

  Applicable LIBOR                         6.61875%     6.61875%    6.61875%    6.61875%   6.61875%   6.61875%   6.61875%   6.61875%
  Applicable Margin                        0.19000%     0.32000%    0.46000%    0.52000%   0.60000%   1.05000%   1.35000%   2.05000%
  Applicable Interest Rate                 6.80875%     6.93875%    7.07875%    7.13875%   7.21875%   7.66875%   7.96875%   8.66875%

(vii) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)

------------------------------------------------------------------------------------------------------------------------------------
(a) FLOATING RATE NOTES
                                               A-1          A-2         A-3         A-4        B-1        B-2        C-1        C-2
  Opening Principal Amount                 3,400.00     1,983.86    5,650.00    2,350.00     747.88     800.00     841.56     800.00
  Total Principal Payments                 3,400.00         0.00        0.00       39.81       0.00       0.00       0.15       0.01
                                           -----------------------------------------------------------------------------------------
  Closing Outstanding Principal Balance        0.00     1,983.86    5,650.00    2,310.19     747.88     800.00     841.41     799.99

  Total Interest                               0.00        11.10       32.25       13.53       4.35       4.95       5.41       5.59
  Total Premium                                0.00         0.00        1.00        2.00       0.00       1.00       2.00       3.00
------------------------------------------------------------------------------------------------------------------------------------

(b) FIXED RATE NOTES
----------------------------------------------------
                                               D-2
  Opening Principal Amount                   837.17
  Total Principal Payments                     0.00
                                           --------
  Outstanding Principal Balance              837.17

  Total Interest                               6.07
  Total Premium                                0.00
---------------------------------------------------

                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated

(viii) (a) SUMMARY OF TRANSFERRING AIRCRAFT

                                                                  Allocation of
                                                                    Aircraft
                                                    Appraisal       Purchase
    Status                                 Number     Value         Account
                                                      $'000          $'000

    Aircraft transferred to date             14      309,763        235,341
    Aircraft targeted to be transferred      16      414,289        359,659
                                             --      -------        -------
    Total                                    30      724,052        595,000
                                             --      -------        -------


       (b) AIRCRAFT TRANSFERRED AS OF AUGUST 9, 2000

           No        Serial No.    Lessee                       Appraised Value
                                                                    $'000
            1          24651       Braathens                        18,810
            2          25041       Virgin Express Ireland Ltd       23,237
            3          27074       Blue Panorama                    26,867
            4          25789       British Airways                  20,513
            5          23345       Delta                            14,530
            6           411        JMC                              30,617
            7          24856       Frontier                         21,987
            8          26442       Frontier                         23,063
            9          26440       Frontier                         23,483
           10           354        JMC                              29,980
           11          24901       Blue Panorama                    24,597
           12          11320       TAM                              12,783
           13          11322       TAM                              12,673
           14          25594       LOT                              26,623
                                                                   -------
                 Total Aircraft Transferred                        309,763
                                                                   -------